October 15, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nortel Inversora S.A. (Nortel Investments, Inc.)
Form 20-F for the fiscal year ended December 31, 2006
Filed June 28, 2007
File No. 1-14270

Dear Mr. Spirgel:

By letter dated September 13, 2007, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Nortel Inversora S.A.’s (“Nortel” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”). In response to your comments and on behalf of the Company, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Management Overview, page 28

1.
Please refer to the free cash flow data. Disclose that free cash flow is a non-GAAP measure. Also, reconcile the free cash flow data to cash flows provided by operating activities and disclose the following.

•	the manner in which you use the free cash flow to conduct or evaluate the business;

•	the economic substance behind your decision to use such a measure;

•	the material limitations associated with the use of free cash flow as compared to the use of the most directly comparable GAAP measure, cash flows provided by operating activities; and

•	the manner in which management compensates for these limitations when using free cash flow.

Response

In response to the Staff’s comment, we advise the Staff that in future filings we will disclose that free cash flow data, if any is included, is a non-GAAP measure and reconcile the free cash flow data to the most directly comparable GAAP financial measure, which is cash flows provided by operating activities. Below is the wording that will be added in future filings:

“One of the financial measures used by Telecom Argentina S.A.’s (“Telecom”) management is net financial debt; this measure is used in connection with the assessment of Telecom's ability to cover its financial costs, reduce its indebtedness and make other strategic decisions. Net financial debt is defined by Telecom’s management as total financial debt less cash and banks, financial investments and other financial receivables, such as derivatives, in each case as set forth in the consolidated financial statements figures. In the process of the net financial debt analysis, free cash flow is used by Telecom’s management as a measure of assessing Telecom’s ability to generate cash without external financing, reflecting Telecom’s financial situation, particularly its ability to comply with the repayment of its debt obligations.

Management has defined free cash flow as cash flows provided by operating activities (without collected interest on investments) less net cash outflows for fixed and intangible asset acquisitions after deducting the proceeds from the sale of fixed and intangible assets. All of these free cash flow components are derived from Telecom’s accounting records prepared in accordance with GAAP.

The Company’s definition of free cash flow may or may not be consistent with the calculation of this measure by other companies. Free cash flow should be considered in addition to, and not in lieu of, cash flow provided by operating activities. Management does not intend the presentation of free cash flow to be considered in isolation or as a substitute for other measures of financial performance prepared in accordance with GAAP. Telecom´s management does not believe there are any other material limitations related to the use of free cash flow.

Below is a reconciliation of Telecom free cash flow data to the most comparable Argentine GAAP measure, which is cash flows provided by operating activities for the fiscal year 2006:

(in millions of Argentine pesos)
Total cash flows provided by operating activities	P$	2,400	(a)
Cash flows used in fixed asset acquisitions		(825)	(a)
Cash flows used in intangible asset acquisitions		(41)	(a)
Proceeds from the sale of fixed assets		17	(a)

Reversal of items included in total cash flows provided by operating activities:
- Collected interest on investments		(42)
- Others		(2)
Total free cash flow	P$	1,507

(a) Figures arising from Telecom’s 2006 consolidated statement of cash flows.

Sale of Publicom, page 29

2.
Please tell us how you will be accounting for the sale of Publicom under US GAAP. We note that Telecom Argentina has entered into publishing and distribution of the directories agreement with the buyer. We also note that Telecom Argentina has control over the publication and distribution of the directories and if the buyer does not comply with the terms of the publication and distribution provisions, Telecom Argentina may exercise the remedy provisions. Refer to your basis in the accounting literature.

Response

In response to the Staff’s comment, we believe that clarifying certain terms of the publishing and distribution provisions and analyzing their legal and operating implications will provide the Staff with useful information to better understand our accounting for the sale of Publicom under US GAAP.

It should be noted that Publicom’s core business is the printing, editing and distribution of yellow pages directories. Complementarily, Publicom also prints and edits white pages directories and distributes them together with yellow pages directories. White pages directories are not material compared to the total volume of Publicom business.

Telecom, as an incumbent basic telephony service provider, has a regulatory obligation to annually distribute its white pages directories to its fixed-line customers. Since the sale of its share participation in Publicom and to fulfill this obligation, the Company has elected to enter into an agreement with Publicom, under which the Company has engaged Publicom to edit, print and distribute Telecom’s white pages directories. The terms and conditions of the agreement include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers and therefore, the client-provider relationship is not guaranteed.

Currently, Telecom only supervises certain matters that are associated specifically with the white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations. For instance, although Telecom reserves the right to supervise some aspects of white pages directories, such as content, edition layout or timing of distribution, Publicom’s core business is the handling of yellow pages, a matter that is out of the control of Telecom. Consequently, Telecom assumes no risks and obtains no benefits from Publicom’s core business.

The sale of Publicom under Argentine GAAP was determined for the six-month period ended June 30, 2007 by deducting the carrying value of the Company share participation in Publicom as of March 31, 2007 from the net sale price. It should be noted that this would be calculated the same under Argentine GAAP and US GAAP. The calculation of the pre-tax income on the disposal of Publicom under Argentine GAAP and US GAAP is as follows:

(in millions of Argentine pesos)
Net sale price (net of P$ 4 corresponding to related expenses)	P$	182
Carrying value of Publicom (equity value at March 31, 2007)		(15)
Estimated pre-tax income on disposal of Publicom at the issuance date of 2006 20-F		167

Additional related costs (Assignment of Publicom dividends receivable)		(3)
Pre-tax income recognized in the statement of income for the six-month period ended June 30, 2007	P$	164

Under Argentine GAAP and US GAAP, this transaction was accounted for as a “Discontinued operation.” In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) we consider that Publicom is a component of the entity whose disposal meets both of the two conditions stated in the paragraph 42 of SFAS 144. For our conclusion, we have assessed the guidance stated in EITF 03-13 “Applying the Conditions in paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” and the four steps provided in the decision tree of Exhibit 03-13A.

For this disposal transaction, the conditions stated in steps 1 and 2 of the above mentioned decision tree are met because continuing cash flows are expected to be generated by Telecom as result of its continuing involvement. However, Telecom considers that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction (step 3) and there is no significant continuing involvement in the operations and core business of Publicom (step 4). As a consequence, the Company believes that classification of the sale of Publicom as a discontinued operation is appropriate under US GAAP.

Operating Income, page 62

3.
Please precede the discussion of the non-GAAP measure, operating income before SAC and depreciation of fixed assets and amortization of intangible assets, with a discussion of the GAAP measure of the Wireless reportable segment profit/loss, operating income (loss) before depreciation and amortization.

Response

We have included in the revised discussion below, for the Wireless reportable segment, the GAAP measure, operating income, before the discussion of the non-GAAP measure, operating income before SAC and depreciation of fixed assets and amortization of intangible assets.  In future filings we will similarly precede the discussion of the non-GAAP measure with a discussion of the GAAP measure.

“Operating Income

In year 2006, our operating income from the Wireless reportable segment was P$567 million, representing an increase of 172.6% from P$208 million in year 2005.  The increase was mainly attributable to net sales growth partially offset by the increase in costs of handsets, distribution of prepaid cards commissions, roaming and TLRD services and tax related expenses.

The following table shows our operating income from the Wireless reportable segment in years 2006 and 2005, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	1,959	1,287	52.2	672	588	84
As % of net sales	45.4%	46.0%		(0.6%)
SAC (non-GAAP)(2)	(936)	(666)	40.5	(270)	(245)	(25)
As % of net sales	(21.7%)	(23.8%)		2.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,023	621	64.7	402	343	59
As % of net sales	23.7%	22.2%		1.5%
Depreciation of fixed assets and amortization of intangible assets	(456)	(413)	10.4	(43)	(26)	(17)
As % of net sales	(10.6%)	(14.8%)		4.2%
Operating income	567	208	172.6	359	317	42
As % of net sales	13.1%	7.4%		5.7%

(1) Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of significant "one time " commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 12 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2) The components of wireless SAC that arise from the accounting records are as follows:
	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	544	332	63.9%	212	214	(2)
Cost of handsets	(973)	(613)	58.7%	(360)	(361)	1
Gross loss on handset sales	(429)	(281)	52.7%	(148)	(147)	(1)
Advertising	(155)	(109)	42.2%	(46)	(37)	(9)
Agent commissions	(352)	(276)	27.5%	(76)	(61)	(15)
Total SAC	(936)	(666)	40.5%	(270)	(245)	(25)

In year 2006, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,959 million, representing an increase of 52.2% from P$1,287 million in year 2005. It represents 45.4% and 46.0% of total segment net sales in year 2006 and 2005, respectively. The increase was mainly due to a 54.4% increase in net sales, partially offset by a higher level of operating costs including a 59.0% increase in tax-related expense, a 79.7% increase in fees for services, an 88.2% increase in distribution of prepaid cards commissions and a 50.8% increase in cost of roaming and TLRD.”

Note 4(b). Fixed telephone services, page F-15

Note 4(b). Data transmission and Internet services, page F-16

4.	For billed basic fees but not yet earned, please disclose the balance classification under US GAAP in Note 14(g) on page F-57.

Response

As mentioned in page F-15, basic fees billed but not yet earned are deducted from corresponding accounts receivable under Argentine GAAP. Because the service has not been rendered and no amounts have been collected at the time of billing, we understand that neither party in the services agreements has completed its obligations under the contract. As a consequence, management understands that accounts receivable under Argentine GAAP and US GAAP should be reduced by the amounts of deferred revenue to reflect the fact that at the time of billing no receivable should be recorded since such receivables do not meet the definition of an asset (CON 6 definition for US GAAP purposes). In addition, no liability should be recorded until any amounts are collected. Based on this analysis, we understand that there is no balance classification difference related to this matter to be disclosed in Note 14(g) to our consolidated financial statements.

14. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods

k) Other Derivatives, page F-53

5.	Please tell us in more detail how you concluded that the embedded derivatives were not required to be separated from the host contracts. Refer to your basis in the US GAAP accounting literature.

Response

As disclosed in Note 14. I. k) to the consolidated financial statements, the Company entered into several financing arrangements that contain implicit or explicit terms that are “embedded derivatives”, mainly referred to:

a)	Inflation – indexed interest in Argentine Pesos – CER[1]

b)	Penalty interest on overdue interest and principal

c)	Optional redemption

d)	Mandatory prepayment

e)	Interest collar

Under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), although a debt contract does not in its entirety meet the definition of a derivative instrument, as provided in paragraph 12, it may contain embedded derivative instruments. Therefore, the Company has analyzed all the criteria required in paragraph 12 to conclude whether the embedded derivatives are required to be separated or not from the host contract and accounted for as a derivative instrument in accordance with SFAS 133.

Below there is a description of our basis for conclusion and the related US GAAP accounting literature considered:

a)
Inflation – indexed interest in Argentine Pesos – CER: Based on paragraph 61.b. of SFAS 133, we concluded that our inflation-indexed interest is considered to be clearly and closely related to the host contract (Notes denominated in Argentine pesos) because the CER reflects the inflation of Argentina.

1Reference Stabilization Coefficient

b)
Penalty interest on overdue interest and principal: Under paragraph 61.c.(1) of SFAS 133, we concluded that the penalty interest on overdue interest and principal, being as a result of an event of default, is considered to be clearly and closely related to the host contract.

c)
Optional redemption: Provided certain conditions are met, we may redeem the notes at our option. We analyzed the provisions of paragraph 61.d. of SFAS 133 which stipulates that a call option that can accelerate the repayment of principal on a debt instrument is considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the call option is only contingently exercisable, provided the call option is also considered to be clearly and closely related to the debt host contract under paragraph 13 of SFAS 133. We also considered the provisions of DIG B16, B5 and B39. We concluded that neither condition 1 nor condition 2 of paragraph 61.d. is met because: (1) the optional redemption does not involve a substantial premium or discount and (2) the redemption is not considered contingently exercisable because Telecom has the right of redemption. As such, the optional redemption is considered to be clearly and closely related. In addition, we analyzed paragraph 13(a) and 13(b) of SFAS 133 and concluded that neither 13(a) nor 13(b) is met because (1) the instrument can not contractually be settled in such a way that the investor would not recover substantially all of its initial recorded investment (i.e. the notes are redeemed at par plus accrued interest) and (2) DIG B39 establishes that paragraph 13(b) of SFAS 133 does not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the issuer (debtor). Consequently, the call option is also clearly and closely related to the host contract under paragraph 13 of SFAS 133.

d)
Mandatory prepayment: Provided certain conditions are met, we have to make mandatory prepayments of Notes that consist of the repayment of principal at par together with any unpaid accrued interest. We conducted an analysis of this provision in a manner similar to the analysis performed on item c) above. We concluded that condition 1 of paragraph 61.d. is not met because the Notes do not involve a substantial premium or discount. Therefore, the embedded instrument is considered clearly and closely related to the host instrument. In addition, we analyzed paragraph 13(a) and 13(b) of SFAS 133 and concluded that neither 13(a) nor 13(b) is met because (1) there is no contractual clause which would cause the investor not to recover substantially all of its initial recorded investment and (2) there is not a possible future scenario (even remote) under which this feature would at least double the investor's initial rate of return on the host contract. Consequently the mandatory prepayment feature is also clearly and closely related to the host contract under paragraph 13 of SFAS 133.

e)
Interest collar: We analyzed paragraph 61.f. of SFAS 133 and paragraph 13(a) and 13(b) of SFAS 133. We also considered the provisions of DIG B16, B5, B14 and B39. Paragraph 61.f. of SFAS No. 133 indicates that floors and caps, or collars, on interest rates and the interest rate on a debt instrument are considered to be clearly and closely related unless the conditions in either paragraph 13(a) or 13(b) are met, in which case the floors or the caps are not considered to be clearly and closely related. We analyzed the provisions of paragraph 13 and concluded that the embedded derivative is clearly and closely related because (1) there is no contractual clause which would cause the investor not to recover substantially all of its initial recorded investment and (2)

considering the interest rate at issuance and the terms of the floor and cap rates, there is not a possible future scenario (even remote) under which the collar would at least double the investor's initial rate of return on the host contract.

II. Additional disclosure requirements

1). Change in the estimated useful lives of certain fixed assets, page F-59

6.
We note that you utilized independent appraisers to assist in the determination of the useful lives of certain fixed assets. While you are not required to make reference to these appraisers, when you do you should also disclose the name of the experts and confirm to us in your response letter that the experts are aware of being named in the filing. If you decide to delete your reference to the independent appraisers, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Response

We have extracted note 14. II. l) “Differences Between Argentine GAAP and U.S. GAAP – Additional Disclosure Requirements – Change in the Estimated Useful Lives of Certain of Fixed Assets” from our Form 20-F and we have underlined the wording that will be added in future filings. When we make reference to independent appraisers in future filings, we will disclose their names. We confirm to you that Organización Levin de Argentina S.A. is aware of their being named in this response letter and in future Form 20-F filings.

“During the year 2005, Organización Levin de Argentina S.A., independent appraisers, helped Telecom Argentina’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets.”

*  *  *

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Gustavo Pozzi or Maria Blanco at 54-11-4968-3631 (tel), 54-11-4313-1298 (fax) or by e-mail to mblancos@ta.telecom.com.ar.

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi